c3271

r  f  BC-Belzberg-2Q-revenues 08-29 2055
         News release via Canada NewsWire, Toronto 416-863-9350

         Attention Business/Financial Editors:
         Belzberg Reports Record Second Quarter Revenue

         Sales up 41% from first quarter and 149% from last year

         TSE SYMBOL: BLZ

         TORONTO, Aug. 29 /CNW/ - Belzberg Technologies (TSE:BLZ) today announced record results for the second quarter 2001, and six month period ending June 30, 2001. Revenues for the quarter increased for the seventh consecutive quarter to Cdn$6.5 million up 41% from the first quarter of fiscal 2001, and up 150% from the second quarter of the previous year.

         Revenue growth in the second quarter was driven primarily by the newly formed options division, with a Cdn$1.2 million contribution. In addition to all North American equities markets, Belzberg customers can now access the options markets via electronic routing to the five major U.S. options exchanges, the Company's new Options Electronic Communications Network (ECN), and through its floor brokerage operation on the CBOE. "We are pleased to report that our options division is already profitable," said Sid Belzberg, Chairman and CEO. "During the quarter, close to 4% of the contracts on the Chicago Board Options Exchange have been processed by our options division."

         Belzberg's overall operations during the second quarter were about break even, with a small loss from operations of Cdn$70,000, as Belzberg continues to invest heavily in its sales and marketing efforts primarily associated with the opening of the UK office. Mr. Belzberg says "We have found both subscription revenues and our per share and options contract transaction revenues to be very stable and recurring. Our expansion into wider markets will increase this revenue base. In the second quarter we reinvested our cash flow into the business in an effort to continue to capture market share and enjoy substantial growth while, at the same time, maintaining our strong balance sheet."

         The Company posted a net loss of Cdn$956,000 in the quarter and EBITA of Cdn$(327,000). The net loss was primarily attributed to non-cash expenses such as amortization of capital equipment. The balance was due to one-time infrastructure costs related to installation of back up communications lines and non-recurring expenses related to the Company's successful application to the SEC for status as a reporting issuer in the United States.

         The Company maintains a strong balance sheet with Cdn$9.1 million in cash and short-term investments and no long-term debt except for capital leases of Cdn$1.6 million.

         Belzberg Technologies creates the software and networks to enable seamless, direct-access routing and execution of trades to stock exchanges and other marketplaces for financial institutions in the United States, Canada, and Europe. The firm's client-base includes 110 leading U.S. and international brokerage houses and financial institutions such as Merrill Lynch, Weiss, Peck & Greer, State Street Brokerage, HSBC and five major Canadian banks.

         Except for historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices and other factors.

Additional information on Belzberg Technologies is available on the company's web site, www.belzberg.com

          Consolidated Financial Statements of

          BELZBERG TECHNOLOGIES INC.


          June 30, 2001

          (in Canadian dollars)

          Unaudited

Belzberg Technologies Inc
Consolidated Balance Sheet
as at June 30, 2001
================================================================================

                                                                                   (Canadian Dollars)

                                                                    June 30           December 31           June 30
                                                                      2001               2000                 2000
                                                                ---------------     ---------------     ---------------

ASSETS

CURRENT
  Cash                                                          $     9,070,153     $     5,641,924     $     4,639,825
  Accounts receivable                                                 4,779,590           3,749,620           2,302,007
  Government assistance receivable                                    1,149,779           1,149,779                --
  Prepaid and sundry                                                    415,224             285,670              87,491
                                                                ---------------     ---------------     ---------------
                                                                     15,414,746          10,826,993           7,029,323
                                                                ---------------     ---------------     ---------------

RESTRICTED CASH                                                          81,000              81,000              81,000
                                                                ---------------     ---------------     ---------------

CAPITAL ASSETS
  Owned                                                               2,576,675           1,606,907           2,196,884
  Held under Capital Lease                                            3,535,627           3,160,393             509,824
                                                                ---------------     ---------------     ---------------
                                                                      6,112,302           4,767,300           2,706,708
                                                                ---------------     ---------------     ---------------
  Accumulated Amortization                                            1,802,577           1,016,118             567,441
                                                                ---------------     ---------------     ---------------
                                                                      4,309,726           3,751,182           2,139,267
                                                                ---------------     ---------------     ---------------

GOODWILL, net of accumulated amortization                             1,075,096             800,350                --
                                                                ---------------     ---------------     ---------------

                                                                     20,880,567          15,459,525           9,249,590
                                                                ===============     ===============     ===============

LIABILITIES

CURRENT
  Accounts payable and accrued                                        2,395,082           1,370,967           1,132,785
  Due on acquisition (Note 7)                                         1,398,556                --                  --
  Unearned revenue                                                      722,470           1,031,144             784,027
  Current portion of capital lease obligations                        1,112,706             862,286             189,716
                                                                ---------------     ---------------     ---------------
                                                                      5,628,814           3,264,397           2,106,528

LONG TERM
  Obligations under Capital Lease                                     1,572,720           1,418,091             201,302
  Deferred Revenue                                                       61,111             112,424                --
                                                                ---------------     ---------------     ---------------
                                                                      7,262,645           4,794,912           2,307,830
                                                                ---------------     ---------------     ---------------

SHAREHOLDERS' EQUITY

  Capital stock                                                      22,647,229          19,740,082          15,887,842
  Warrants                                                            1,782,900
  Deficit                                                           (10,812,207)         (9,075,469)         (8,946,082)
                                                                ---------------     ---------------     ---------------
                                                                     13,617,922          10,664,613           6,941,760
                                                                ---------------     ---------------     ---------------

                                                                $    20,880,567     $    15,459,525     $     9,249,590
                                                                ===============     ===============     ===============

Approved on behalf of the Board

       "Sidney H. Belzberg"        Director
----------------------------------


        "Lawrence J. Cyna"         Director
----------------------------------

Belzberg Technologies Inc
Consolidated Statement of Income and Deficit
for the six months ended June 30, 2001
================================================================================

                                                                                  (Canadian dollars)
                                                                   Six Months                            Second Quarter
                                                                   ----------                            --------------
                                                            2001               2000                2001                 2000
                                                      ---------------     ---------------     ---------------     ---------------

REVENUE                                                    11,021,723           5,036,576           6,455,031           2,592,495

COST OF REVENUE                                             4,612,865           1,679,152           2,775,198             980,638

                                                      ---------------     ---------------     ---------------     ---------------
GROSS PROFIT                                                6,408,858           3,357,424           3,679,833           1,611,857
                                                      ---------------     ---------------     ---------------     ---------------

OPERATING EXPENSES
  Research and development                                  1,552,988             831,416             785,997             466,100
  Sales and marketing                                       2,684,720           1,357,258           1,397,053             713,255
  Administration                                            2,417,118           1,053,177           1,566,988             510,605
                                                      ---------------     ---------------     ---------------     ---------------
                                                            6,654,826           3,241,851           3,750,038           1,689,960
                                                      ---------------     ---------------     ---------------     ---------------

OPERATING INCOME (LOSS)                                      (245,969)            115,573             (70,205)            (78,103)
                                                      ---------------     ---------------     ---------------     ---------------

  Interest income                                            (189,278)           (105,392)            (90,893)            (62,458)
  Interest                                                    263,293             163,972             144,580              98,989
  Amortization                                                783,184             254,130             413,440             186,678
  Amortization - goodwill                                      60,576                --                30,288                --
  Exchange loss (gain)                                        (56,044)             19,539             190,489             (47,433)
  Other items                                                 231,764                --               198,014              (2,470)
                                                      ---------------     ---------------     ---------------     ---------------
                                                            1,093,495             332,249             885,919             173,306
                                                      ---------------     ---------------     ---------------     ---------------

NET INCOME (LOSS)                                          (1,339,464)           (216,676)           (956,123)           (251,409)

DEFICIT, beginning of year/period                          (9,075,469)         (8,729,406)         (9,850,627)         (8,694,674)

Excess of purchase price of shares over
  average share value (Note 4)                               (397,274)               --                (5,456)               --
                                                      ---------------     ---------------     ---------------     ---------------

DEFICIT, end of period                                    (10,812,207)         (8,946,082)        (10,812,206)         (8,946,083)
                                                      ===============     ===============     ===============     ===============



EBITA
  Net Income (Loss)                                        (1,339,464)           (216,676)           (956,123)           (251,409)
    add back:
      Interest                                                263,293             163,972             144,580              98,989
      Taxes                                                    49,081                --                40,467                --
      Amortization                                            843,759             254,130             443,728             186,678
                                                      ---------------     ---------------     ---------------     ---------------
                                                             (183,330)            201,426            (327,348)             34,258
                                                      ===============     ===============     ===============     ===============

Belzberg Technologies Inc
Consolidated Statement of Cash Flows
for the periods ended June 30                                 (Canadian dollars)
================================================================================

                                                                                       Six Months                 Second Quarter
                                                                                       ----------                 --------------
                                                                              2001             2000             2001
                                                                          ---------------     ---------------     ---------------

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
  Net Gain (loss) for the period                                          $    (1,339,464)    $      (216,676)    $      (956,123)
  Items not affecting cash:
    Amortization of tanigble assets                                               783,184             254,130             413,440
    Amortization of goodwill                                                       60,576                --                30,288
    Amortization of gain on disposal of capital assets                            (50,670)               --               (26,292)
    Stock compensation expense                                                     56,940                --                28,470
                                                                          ---------------     ---------------     ---------------
                                                                                 (489,435)             37,454            (510,218)
  Net change in non-cash working capital balances                                 953,829          (2,620,440)          1,920,214
                                                                          ---------------     ---------------     ---------------
                                                                                  464,394          (2,582,986)          1,409,996
                                                                          ---------------     ---------------     ---------------

FINANCING ACTIVITIES
  Repayment of note payable                                                          --            (1,154,640)               --
  Repayment of obligation under capital lease                                    (509,247)            (18,148)           (266,175)
  Increase in capital lease obligation                                            914,296                --               366,764
  Purchase of common shares                                                      (483,157)               --                (7,733)
  Proceeds on issuance of capital stock                                         4,718,991           8,037,542                --
  Proceeds on issuance of warrants                                                   --             1,623,300                --
                                                                          ---------------     ---------------     ---------------
                                                                                4,640,883           8,488,054              92,856
                                                                          ---------------     ---------------     ---------------

INVESTING ACTIVITIES
  Purchase of capital assets                                                   (1,677,048)         (1,248,199)         (1,542,866)
                                                                          ---------------     ---------------     ---------------

Change in cash and cash equivalents                                             3,428,229           4,656,869             (40,014)

CASH AND CASH EQUIVALENTS, beginning of period                                  5,641,924             (17,044)          9,110,167
                                                                          ---------------     ---------------     ---------------

CASH AND CASH EQUIVALENTS, end of period                                  $     9,070,153     $     4,639,825     $     9,070,153
                                                                          ===============     ===============     ===============

CASH AND CASH EQUIVALENTS REPRESENTED BY:
  Cash                                                                          1,347,916             780,175           1,347,916
  Short term investments                                                        7,722,237           3,859,650           7,722,237
                                                                          ---------------     ---------------     ---------------
                                                                          $     9,070,152     $     4,639,825     $     9,070,152
                                                                          ===============     ===============     ===============

SUPPLEMENTARY CASH FLOW INFORMATION
  Value of share capital recorded on
    compensation expense                                                           56,940                --                28,470
  Acquisition of capital assets with debt                                         375,234
  Acquisition of capital assets on acquisition
    of subsidiary                                                                  18,558                --
  Interest paid                                                                   263,293              57,934             144,580
  Income taxes paid                                                                49,081                                  40,467

Belzberg Technologies Inc
Notes to the Consolidated Financial Statements
June 30, 2001
                              (in Canadian dollars)
================================================================================

1.       DESCRIPTION OF BUSINESS

         Belzberg Technologies Inc. and its wholly-owned subsidiaries ("the Company") is a supplier of global Internet trading solutions, intelligent order routing systems, e-commerce gateways, and business-to-business integration solutions with revenues to date primarily from the financial sector.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of the differences between Canadian and American GAAP is presented in Note 6. The interim financial statements should be read in conjunction with the most recent annual financial statements. The interim financial statements have been prepared using the same accounting policies and methods of applications as the most recent annual financial statements, except for the following:

         Earnings per Share
         The Company has adopted the new provisions of section 3500 of the Handbook of the Canadian Institute of Chartered Accountants titled Earnings per Share effective January 1, 2001 and has determined that no restatement is required for any prior period. There is no effect of the new provisions to previously presented information.

3.       COMPONENTS OF CASH AND SHORT TERM INVESTMENTS

         Cash in banks                   $   1,347,917
         Bankers' Acceptances                5,410,637
         Deposits held by brokers            2,311,599          9,070,153
                                         -------------
         GICs (restricted cash)                                    81,000
                                                            -------------
                                                            $   9,151,153
                                                            =============

4.       CAPITAL STOCK AND STOCK OPTIONS

         Authorized: Unlimited number of common shares

         Share Capital                                    Number                              Compensation
                                                        of shares            Amount              Expense              Total
                                                     ---------------     ---------------     ---------------     ---------------

         Balance at December 31, 2000                     10,731,390     $    17,900,241     $        56,940     $    17,957,181
           Private placement (net of issuance
             cost of $301,009)                               333,334           4,698,991                               4,698,991
           Options exercised                                   5,600              20,000                                  20,000
           Purchase of shares under
             Normal Course Issuer Bid
               first quarter                                 (40,800)            (83,606)                                (83,606)
               second quarter                                 (1,100)             (2,277)                                 (2,277)
           Stock compensation expense
               first quarter                                                                          28,470              28,470
               second quarter                                                                         28,470              28,470
                                                     ---------------     ---------------     ---------------     ---------------
         Balance at June 30, 2001                         11,028,424     $    22,533,349     $       113,880     $    22,647,229
                                                     ===============     ===============     ===============     ===============

         During the second quarter, the Company purchased 1,100 of its common shares on the open market under a Normal Course Issurer Bid. The excess of the purchase price over the average issue price of shares from Treasury was added to the deficit.

Belzberg Technologies Inc
Notes to the Consolidated Financial Statements
June 30, 2001
                              (in Canadian dollars)
================================================================================

         Stock Options                                                       Weighted Averge
                                                                                 Exercise
                                                          Number                  Price
                                                    ------------------     ------------------

         Balance at December 31, 2000                        3,889,500     $             6.83
           Options granted                                     288,000                  11.50
           Options forfeited                                  (250,000)               --
           Options exercised                                    (5,600)                  3.57
                                                    ------------------     ------------------
         Balance at June 30, 2001                            3,921,900     $             6.73
                                                    ==================     ==================

5.      CHANGES IN NON-CASH WORKING CAPITAL ITEMS

                                                          June 30                June 30
                                                           2001                   2000
                                                    ------------------     ------------------

         Accounts receivable                        $       (1,029,973)    $         (892,922)
         Government assistance receivable                         --                  126,073
         Prepaid and sundry assets                            (129,553)                20,407
         Accounts payable and accrued liabilities              969,614             (1,522,968)
         Due on acquisition                                  1,453,058                   --
         Deferred revenue                                     (309,317)              (351,030)
                                                    ------------------     ------------------
                                                    $          953,829     $       (2,620,440)
                                                    ==================     ==================

6.       UNITED STATES ACCOUNTING PRINCIPLES

                                                                                   Six Months        Second Quarter
                                                                                ---------------     ---------------
         Net loss in conformity with Canadian GAAP                              $    (1,339,464)    $      (956,123)
         Stock compensation recovery included in
           administrative expenses                                                       20,637             (85,584)
                                                                                ---------------     ---------------
         Net loss in conformity with U.S. GAAP                                  $    (1,318,827)    $    (1,041,707)
                                                                                ===============     ===============

         Basic and diluted loss per common share- U.S. GAAP                      $         (0.12)    $         (0.09)
                                                                                ===============     ===============


         Had the financial statements been prepared in accordance with U.S. GAAP, the amounts on the balance sheet as at June 30, 2001 which differ from those reported under Canadian GAAP would be as follows:

                                                           Canadian                                  U.S.
                                                             GAAP             Adjustment             GAAP
                                                       ---------------     ---------------     ---------------
         SHAREHOLDERS' EQUITY
           Capital Stock                               $    22,647,229     $          --       $    22,647,229
           Warrants                                          1,782,900                --             1,782,900
           Deferred stock compensation                            --            (2,625,733)         (2,625,733)
           Additional paid-in capital                             --             2,605,096           2,605,096
           Deficit                                         (10,812,207)             20,637         (10,791,570)
                                                       ---------------     ---------------     ---------------
                                                       $    13,617,922     $          --       $    13,617,922
                                                       ===============     ===============     ===============

Belzberg Technologies Inc
Notes to the Consolidated Financial Statements
June 30, 2001
                              (in Canadian dollars)
================================================================================


7.       ACQUISITION OF ROBERT C. SHEEHAN & ASSOCIATES, INC.

         On April 1, 2001, the Company acquired all of the outstanding common shares of Robert C. Sheehan & Associates, Inc. for consideration of an obligation to pay $1,453,058.

         The acquisition was recorded as follows:
           Cash                                         $   670,064
           Accounts Receivable net of
             allowance for doubtful accounts                599,983
           Prepaid expenses                                   5,291
           Fixed Assets net of
             accumulated amortization                        18,558
           Goodwill                                         335,321
           Accounts Payable                                (176,159)
                                                        -----------
         Due on acquisition                             $ 1,453,058
                                                        ===========

8.       COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform to the current financial statement presentation.